United States securities and exchange commission logo





                            April 8, 2021

       Ben Volkow
       Chief Executive Officer
       Otonomo Technologies Ltd.
       16 Abba Eban Blvd.
       Herzliya Pituach 467256, Israel

                                                        Re: Otonomo
Technologies Ltd.
                                                            Registration
Statement on Form F-4
                                                            Filed March 12,
2021
                                                            File No. 333-254186

       Dear Mr. Volkow:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4

       Summary
       Merger Consideration, page 2

   1. We note that you disclose the equity stake of stockholder groups assuming no redemption
                                                        by SWAG   s public
stockholders. Please revise to also disclose the equity stake of these groups assuming maximum
redemption by SWAG's public stockholders.
       Sponsor Letter Agreement, page 5

   2. You disclose that the sponsor, officers and directors of SWAG have agreed to vote all of their shares of SWAG
common stock in favor of the Business Combination Please revise disclosure here and
elsewhere to disclose the percentage of SWAG shares that are subject to an agreement to vote
in favor of the business combination. Additionally, since the
 Ben Volkow
FirstName   LastNameBen Volkow
Otonomo Technologies  Ltd.
Comapany
April       NameOtonomo Technologies Ltd.
       8, 2021
April 28, 2021 Page 2
Page
FirstName LastName
         business combination proposal requires only the affirmative vote of the majority of the votes cast by SWAG stockholders, also disclose the percentage of remaining shares needed to vote for the business combination proposal if only a quorum of SWAG shares are present.
Unaudited Prospective Financial Information of Otonomo, page 67

3. Please describe how the SWAG board arrived at its valuation for Otonomo. While we
         note your disclosure of Otonomo   s projected financial information
and analyses, please
         describe any financial models or analyses the SWAG board considered. Unaudited Prospective Financial Information of Otonomo, page 68

4. Please revise here and elsewhere to more prominently disclose that Otonomo has not generated a significant amount of revenue to date and does not expect to do so until 2023.
         Tell us why you believe you have a reasonable basis to present a financial forecast when your company has a limited operating history. We refer you to Item 10 of Regulation S-K.
         Page 119 states that you experienced revenue growth in 2020 that was primarily due to the launch of active marketplace in 2020, the increase in onboarding OEM data, and the development of SaaS features. Please clarify the status of your platform and your agreements with OEM customers. Indicate whether your platform is commercial ready.
         Tell us what assumptions change in 2024E and 2025E that triggers the sharp increase in revenues. That is, if your platform is commercial ready, explain why you need a few more years before you start to experience traction and substantial revenue growth.
5. Please expand this disclosure to describe the basis for estimating revenue including the number of customers that will adopt your product, including the basis for the rapid acceptance of your products and the impact of entry of competitors. Indicate whether you assumed the subscription contracts will be predominantly based on a fixed-fee or a pay per use basis. If the latter, please include an estimate of the number of uses or transactions assumed. This disclosure should highlight the uncertainty and difficulty in successfully achieving each of the assumptions since you have limited customer experience.
6. Please explain how you estimated the operating expenses and why you believe those estimates are reasonable. Describe how you factored the cost of building and releasing your product including building greater product awareness. Further, the model should explain how you plan to fund any capital expenditures as well.
Otonomo   s Management   s Discussion and Analysis of Financial Condition and
Results of
Operations
Overview, page 113

7. Please identify the customer that accounted for 30% of Otonomo's revenues for the year ended December 31, 2020 and disclose the material terms of your agreement with this customer, including term and termination provisions and any minimum commitments.
         Also, please add a risk factor noting that a single customer accounts for a material portion
 Ben Volkow
FirstName   LastNameBen Volkow
Otonomo Technologies  Ltd.
Comapany
April       NameOtonomo Technologies Ltd.
       8, 2021
April 38, 2021 Page 3
Page
FirstName LastName
         of your revenues. Finally, tell us what consideration you have given to filing any agreements with this customer as exhibits.
Comparison of the Years Ended December 31, 2019 and December 31, 2020
Revenue, page 119

8.       You state on page 15 that Otonomo   s ability to grow and generate
revenue growth
         depends, in part, on its ability to expand its base of data consumers. Please tell us what consideration you have given to disclosing the number of Otonomo's customers for each period presented.
Exclusive Jurisdiction of Certain Actions, page 182

9. Please add a risk factor addressing the risks to investors posed by the exclusive forum provision, such as resulting in increased costs to bring a claim, discouraging claims or limiting investors' ability to bring a claim in a judicial forum that they find favorable.
         Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Security Ownership of Certain Beneficial Owners and Management of SWAG, Otonomo and the
Combined Company, page 201

10. Please disclose the portion of each class of Otonomo securities held in the United
         States and the number of record holders in the United States. Refer to
Item 18 of Form F-
         4.
Notes to the Consolidated Financial Statements
Note 10 - Share Based Compensation, page F-21

11. Please provide us with a breakdown of all equity awards granted to date in fiscal 2020 and leading up to the initial public offering including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology. In addition, please compare the valuations used in determining fair value of your equity awards in the last six months to the pro forma equity valuation of Otonomo upon consummation of the Transactions (your page 61).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Ben Volkow
Otonomo Technologies Ltd.
April 8, 2021
Page 4

       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



FirstName LastNameBen Volkow                              Sincerely,
Comapany NameOtonomo Technologies Ltd.
                                                          Division of
Corporation Finance
April 8, 2021 Page 4                                      Office of Technology
FirstName LastName